# Meow Wolf Inc
## Consolidated Balance Sheet
As of May 31, 2017

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| 1010 Operating Account | 309,192.71 |
| 1011 Money Market Account | 3,513,555.95 |
| 10140 Cash Register Change | 47,524.00 |
| 1012 Vanguard Account | 9,326.02 |
| 1020 Petty Cash | 41,859.95 |
| **Total Bank Accounts** | $ 3,921,458.63 |
| **Accounts Receivable** | |
| Accounts Receivable (A/R) | 52,246.16 |
| **Total Accounts Receivable** | $ 52,246.16 |
| **Other Current Assets** | |
| 12000 Escrow - Guarantee Account | 139,792.00 |
| 12500 Giftshop Merchandise Inventory | 108,689.53 |
| 1310 Raw Materials | 55,164.45 |
| 13200 Due from Chimera | 9,750.44 |
| 1410 Prepaids | 109,364.05 |
| **Total Other Current Assets** | $ 483,606.02 |
| **Total Current Assets** | $ 4,457,310.81 |
| **Fixed Assets** | |
| **1510 Buildings** | |
| 14900 Production & Construction Set | 3,267,915.14 |
| 14950 Exhibition Improvements | 30,134.63 |
| 14520 Leasehold Improvements | 17,729.63 |
| 14511 Bar and Gift Shop Renovations | 137,202.91 |
| 1511 Caterpillar Building | 3,722,562.46 |
| **Total 1510 Buildings** | $ 3,877,495.00 |
| 1520 Machinery & Equipment | 204,509.87 |
| 1530 Vehicles | 55,425.45 |
| 14410 Website Development | 6,070.09 |
| 1540 Computer Equipment | 9,211.55 |
| 1550 Furniture & Fixtures | 11,391.23 |
| 1570 Meow Wolf Documentary | 19,095.78 |
| 1580 Exhibition Upgrades | 5,027.18 |
| 1930 Intangible Assets | 68,538.54 |
| 17000 Accumulated Depreciation | (830,672.51) |
| 18110 Deposits | 19,986.57 |
| 1950 Investment in MW Films | 38,933.73 |
| 1960 Investment in FFD | 55,712.53 |
| **Total Other Assets** | $ 267,603.93 |
| **TOTAL ASSETS** | $ 11,380,518.15 |

# Meow Wolf Inc
## Consolidated Balance Sheet
As of May 31, 2017

|  | Total |
|---|---|
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| Total Accounts Payable | $ 303,120.15 |
| Credit Cards | 73,340.60 |
| Other Current Liabilities | |
| 25500 Sales Tax Payable | 52,365.91 |
| Accrued Expense | 38,515.00 |
| 2320 Accrued Debt Holder & Revenue Share Interest | 91,575.21 |
| 2400 Payroll Liabilities | 3,046.46 |
| 2500 Motola Revocable Trust Caterpillar Building Loan | 3,729,620.46 |
| 2600 N/P NM Mutual Insurance | 24,480.00 |
| **Total Other Current Liabilities** | $ 3,939,603.04 |
| **Total Current Liabilities** | $ 4,316,063.79 |
| **Long-Term Liabilities** | |
| 26110 Century Bank Loan | 160,018.12 |
| 26130 Geneva Capital-Laser Loan | 21,588.04 |
| 26140 Omni Leasing-Router Loan | 5,879.86 |
| 26910 Artists Installation Liability | 833,000.00 |
| 2800 Loans Payable | |
| 2810 Class A Loans, 5 Yrs 12% | 126,390.00 |
| 2820 Class B Loans, 5 Yrs 5% | 366,664.00 |
| 2840 Class C Loans, Rev Share | 350,000.00 |
| 2860 Loans - Other | 275,000.00 |
| 28970 Creative Start Ups | 15,000.00 |
| **Total 2800 Loans Payable** | $ 1,133,054.00 |
| **Total Long-Term Liabilities** | $ 2,153,540.02 |
| **Total Liabilities** | $ 6,469,603.81 |
| **Equity** | |
| 3000 Owners Equity | 6,336,251.27 |
| 32000 Retained Earnings | |
| Net Income | (1,425,336.93) |
| **Total Equity** | $ 4,910,914.34 |
| **TOTAL LIABILITIES AND EQUITY** | $ 11,380,518.15 |

No assurance is provided on these financial statements. See selected information page.

2 of 13

# Meow Wolf, Inc.
## Consolidated Income Statement
Year to Date through May 31, 2017

| | Jan 2017 | Feb 2017 | Mar 2017 | Apr 2017 | May 2017 | Total |
|---|---|---|---|---|---|---|
| **Income** | | | | | | |
| 41000 Admissions | $ 391,658.84 $ | 381,255.33 $ | 709,003.47 $ | 492,945.56 $ | 506,162.34 $ | 2,481,025.54 |
| 42000 Gift Shop | 46,085.18 | 60,206.39 | 113,047.99 | 82,912.28 | 99,325.61 | 401,577.45 |
| 42810 Food & Beverage | 4,709.85 | 7,053.23 | 10,048.18 | 9,653.48 | 9,411.16 | 40,875.90 |
| Other Operating Income | 0.00 | 0.00 | 7,500.00 | 30,000.00 | 12,556.37 | 50,056.37 |
| **Total Income** | $ 442,453.87 $ | 448,514.95 $ | 839,599.64 $ | 615,511.32 $ | 627,455.48 $ | 2,973,535.26 |
| 50000 Cost of Goods Sold | 17,953.67 | 25,106.76 | 45,022.36 | 35,319.49 | 43,858.38 | 167,260.66 |
| **Gross Profit** | $ 424,500.20 $ | 423,408.19 $ | 794,577.28 $ | 580,191.83 $ | 583,597.10 $ | 2,806,274.60 |
| **Expenses** | | | | | | |
| 62000 Direct Operating costs | $ 36,364.13 $ | 12,069.70 $ | 30,578.07 $ | 34,552.14 $ | 38,602.07 $ | 152,166.11 |
| 63000 Payroll & Related Expenses | 399,320.49 | 604,003.82 | 538,692.44 | 510,684.53 | 580,465.82 | 2,633,167.10 |
| 64000 Marketing & Promotional Expense | 49,041.29 | 63,608.99 | 80,791.87 | 108,671.17 | 252,750.07 | 554,863.39 |
| 65000 Occupancy Costs | 50,497.48 | 54,791.96 | 42,553.17 | 45,174.89 | 57,245.75 | 250,263.25 |
| 66000 Business Development | 10,470.20 | 1,335.73 | 3,027.09 | 18,031.92 | 5,260.08 | 38,125.02 |
| 68000 General & Administrative Costs | 185,798.98 | 95,547.84 | 110,974.66 | 117,884.97 | 188,421.63 | 698,628.08 |
| 69000 Legal, Acctg & Profess'l Costs | 26,008.89 | 10,903.92 | 8,915.97 | 2,418.54 | 13,632.31 | 61,879.63 |
| **Total Expenses** | $ 759,747.12 $ | 848,820.34 $ | 816,104.40 $ | 838,212.18 $ | 1,141,138.93 $ | 4,404,022.97 |
| **Net Operating Income** | $ (335,246.92) $ | (425,412.15) $ | (21,527.12) $ | (258,020.35) $ | (557,541.83) $ | (1,597,748.37) |
| Other Income | 0.41 | 0.40 | 5.95 | 365.97 | 304,834.66 | 305,207.39 |
| 68910 Depreciation Exp | 21,148.04 | 21,148.04 | 21,147.44 | 25,850.58 | 41,155.55 | 130,449.65 |
| 68920 Amortization Exp | 469.33 | 469.33 | 469.33 | 468.98 | 469.33 | 2,346.30 |
| **Net Other Income** | $ (21,616.96) $ | (21,616.97) $ | (21,610.82) $ | (25,953.59) $ | 263,209.78 $ | 172,411.44 |
| **Net Income** | $ (356,863.88) $ | (447,029.12) $ | (43,137.94) $ | (283,973.94) $ | (294,332.05) $ | (1,425,336.93) |

No assurance is provided on these financial statements. See selected information page.

# Meow Wolf Inc
## Balance Sheet
As of May 31, 2017

|  | Total |
|---|---|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| 1010 Operating Account | 141,807.36 |
| 1011 Money Market Account | 1,808,165.64 |
| 1012 Vanguard Account | 9,326.02 |
| 1020 Petty Cash | 200.00 |
| **Total Bank Accounts** | **$ 1,959,499.02** |
| **Accounts Receivable** | |
| Accounts Receivable and Due from Subsidiaries | 851,597.83 |
| **Total Accounts Receivable** | **$ 851,597.83** |
| **Other Current Assets** | |
| 1310 Raw Materials | 55,164.45 |
| 1410 Prepaid Insurance | 14,443.20 |
| 1420 Prepaid Rent | 50,964.27 |
| 1430 Prepaid Deposits | 33,799.69 |
| 1499 Other Prepaids | 120.09 |
| Loans to Officers | 60,015.55 |
| **Total Other Current Assets** | **$ 214,507.25** |
| **Total Current Assets** | **$ 3,025,604.10** |
| **Fixed Assets** | |
| 1510 Buildings | |
| 1511 Caterpillar Building | 3,722,562.46 |
| **Total 1510 Buildings** | **$ 3,722,562.46** |
| 1520 Machinery & Equipment | 73,357.39 |
| 1530 Vehicles | |
| 1531 Food Truck | 37,301.21 |
| 1532 Trailer | 5,523.79 |
| **Total 1530 Vehicles** | **$ 42,825.00** |
| 1540 Computer Equipment | 9,211.55 |
| 1550 Furniture & Fixtures | 10,984.58 |
| 1560 Leasehold Improvements | 406.65 |
| 1570 Meow Wolf Documentary | 19,095.78 |
| 1580 Exhibition Upgrades | 5,027.18 |
| 1600 Accum Depreciation | (6,270.34) |
| **Total Fixed Assets** | **$ 3,877,200.25** |
| **Other Assets** | |
| 1930 Intangible Assets | 68,538.54 |
| 1940 Investment in Santa Fe, LLC | 1,539,342.47 |
| 1950 Investment in MW Films | 38,933.73 |
| 1960 Investment in FFD | 55,712.53 |
| **Total Other Assets** | **$ 1,702,527.27** |

# Meow Wolf Inc
## Balance Sheet
As of May 31, 2017

|  | Total |
|---|---|
| **TOTAL ASSETS** | **$ 8,605,331.62** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 2100 Accounts Payable | 272,834.29 |
| **Total Accounts Payable** | **$ 272,834.29** |
| Credit Cards | |
| Credit Cards | 13,597.00 |
| 2141 SW Chase Credit Card #0701 | 33,660.97 |
| 2148 Chase AA Credit Card #2076 | 1,149.73 |
| 2152 CB Credit Cards | 8,817.98 |
| **Total Credit Cards** | **$ 57,225.68** |
| **Total Credit Cards** | **$ 57,225.68** |
| Other Current Liabilities | |
| 2320 Accrued Debt & Revenue Share Interest | 90,194.65 |
| 2500 Motola Revocable Caterpillar Building Loan | 3,729,620.46 |
| 2600 N/P NM Mutual Insurance | 14,443.20 |
| **Total Other Current Liabilities** | **$ 3,834,258.31** |
| **Total Current Liabilities** | **$ 4,164,318.28** |
| Long-Term Liabilities | |
| 2800 Loans Payable | |
| Total 2810 Class A Loans, 5 Yrs 12% | **$ 126,390.00** |
| Total 2820 Class B Loans, 5 Yrs 5% | **$ 366,664.00** |
| Total 2840 Class C Loans, Rev Share | **$ 350,000.00** |
| **Total 2800 Loans Payable** | **$ 843,054.00** |
| **Total Long-Term Liabilities** | **$ 843,054.00** |
| **Total Liabilities** | **$ 5,007,372.28** |
| Equity | |
| 3000 Owners Equity | 6,345,867.17 |
| 32000 Retained Earnings | |
| Net Income | (2,747,907.83) |
| **Total Equity** | **$ 3,597,959.34** |
| **TOTAL LIABILITIES AND EQUITY** | **$ 8,605,331.62** |

# Meow Wolf Inc
## Income Statement
Year to Date through May 31, 2017

| | Jan 2017 | Feb 2017 | Mar 2017 | Apr 2017 | May 2017 | Total |
|---|---|---|---|---|---|---|
| **Total Income** | $ 0.00 | $ 0.00 | $ 7,500.00 | $ 30,000.00 | $ 12,556.37 | $ 50,056.37 |
| **Expenses** | | | | | | |
| **Salaries, Wages and Personnel** | | | | | | |
| 6600 Payroll Expenses | 196,636.34 | 340,307.01 | 264,964.20 | 278,527.69 | 305,768.63 | 1,386,203.87 |
| 6601 Employee Bonus | 2,298.29 | 889.71 | | 15,000.00 | 38,017.00 | 56,205.00 |
| 6602 Payroll Tax Expense | 45,693.16 | 40,338.62 | 41,012.19 | 37,024.38 | 22,507.88 | 186,576.23 |
| 6603 Contract Labor | 1,119.10 | 40,670.85 | 37,760.25 | 55,163.13 | 14,331.42 | 149,044.75 |
| 6605 Recruiting Expense | 155.36 | | | 2,210.58 | 14.48 | 2,380.42 |
| 6606 Employee Benefits | 6,408.44 | 9,952.99 | 36,979.77 | 16,562.74 | 27,910.22 | 97,814.16 |
| 6607 Training | 3,480.00 | | 4,025.16 | 475.00 | 4,549.13 | 12,529.29 |
| Employee Non-cash Benefits | | 6,011.29 | 6,011.29 | 6,496.24 | 3,809.13 | 22,327.95 |
| **Total Salaries, Wages and Personnel** | $ 255,790.69 | $ 438,170.47 | $ 390,752.86 | $ 411,459.76 | $ 416,907.89 | $ 1,913,081.67 |
| **General & Administrative Costs** | | | | | | |
| 7601 Auto Maintenance & Repairs | | 170.91 | 27.57 | | 2,038.56 | 2,237.04 |
| General Tax Expense | | | | 10,341.37 | | 10,341.37 |
| **Interest & Other Svc Charges** | | | | | | |
| 6700 Interest - Loan | 3,229.76 | 3,021.76 | 3,021.76 | 12,985.76 | 8,495.76 | 30,754.80 |
| 6702.01 Revenue Share Payment | 120,655.17 | 15,017.17 | 15,017.17 | 20,867.17 | 15,017.17 | 186,573.85 |
| 6703 Bank Charges | 112.64 | 84.21 | 167.50 | 99.46 | 75.60 | 539.41 |
| **Total Interest & Other Svc Charges** | $ 123,997.57 | $ 18,123.14 | $ 18,206.43 | $ 33,952.39 | $ 23,588.53 | $ 217,868.06 |
| **Office Expense** | | | | | | |
| 6951 Office Expenses | 2,021.35 | 2,370.99 | 798.16 | 695.72 | 7,262.96 | 13,149.18 |
| 6952 Meals and Entertainment-Admin | 17,348.00 | 5,431.90 | 28,428.18 | 8,784.94 | 14,221.19 | 74,214.21 |
| 6954 Office Supplies | 813.06 | 506.98 | 1,365.97 | 3,584.62 | 1,136.62 | 7,407.25 |
| 6955 Events and Facilities Supplies | 3,723.86 | 7,129.59 | 30,260.06 | 21,917.02 | 48,759.83 | 111,790.36 |
| 6956 Insurance - General | 119.90 | 4,015.33 | 4,787.35 | 6,186.95 | 23,933.13 | 39,042.66 |
| 6957 IT and Comunication Expenses | 3,092.72 | 4,182.05 | 1,064.30 | 14,025.06 | 3,344.21 | 25,708.34 |
| 6960 License Fees | 1,155.15 | 30.00 | 2,268.29 | 1,474.12 | 8,249.99 | 13,177.55 |
| **Total Office Expense** | $ 28,274.04 | $ 23,666.84 | $ 68,972.31 | $ 56,668.43 | $ 106,907.93 | $ 284,489.55 |
| **Professional Services** | | | | | | |
| 6750 Professional Fees - Accounting | | 16,290.72 | 7,783.66 | 14,168.20 | 4,998.06 | 43,240.64 |

# Meow Wolf Inc
# Income Statement
Year to Date through May 31, 2017

| | Jan 2017 | Feb 2017 | Mar 2017 | Apr 2017 | May 2017 | Total |
|---|---|---|---|---|---|---|
| 6751 Professional Fees - Legal | 14,792.00 | 20,315.23 | 6,426.03 | 29,069.62 | 14,829.39 | 85,432.27 |
| **Total Professional Services** | $ 14,792.00 | $ 36,605.95 | $ 14,209.69 | $ 43,237.82 | $ 19,827.45 | $ 128,672.91 |
| **Total General & Administrative Costs** | $ 167,063.61 | $ 78,566.84 | $ 101,416.00 | $ 144,200.01 | $ 152,362.47 | $ 643,608.93 |
| **Marketing & Promotional Expense** | | | | | | |
| 6010 Advertising | 11,895.89 | 8,898.18 | 16,011.34 | 35,334.28 | 55,650.50 | 127,790.19 |
| 6020 Business Development | 395.68 | | 13,841.52 | 1,052.48 | 12,496.45 | 27,786.13 |
| 6030 Events | 8,305.17 | 111.66 | 1,185.27 | 1,132.62 | 16,601.15 | 27,335.87 |
| 6040 Travel-Business Development | 4,921.56 | 23,584.45 | 29,899.56 | 43,055.92 | 27,633.41 | 129,094.90 |
| 6060 Contributions | 7,000.00 | 13,360.00 | 2,700.00 | 11,500.00 | 29,450.00 | 64,010.00 |
| 6070 Printing | 129.74 | 181.45 | 760.93 | 202.62 | 2,299.63 | 3,574.37 |
| 6080 Start Up Costs-New Markets | | | | | 91,882.23 | 91,882.23 |
| 6090 Membership Fees | | | | | 343.45 | 343.45 |
| 7610 Documentary Expense | | 1,080.00 | | | | 1,080.00 |
| **Total Marketing & Promotional Expense** | $ 32,648.04 | $ 47,215.74 | $ 64,398.62 | $ 92,277.92 | $ 236,356.82 | $ 472,897.14 |
| **Occupancy Costs** | | | | | | |
| 7200 Rent Expense | 2,030.83 | 6,683.10 | 4,588.10 | 10,771.84 | 20,285.36 | 44,359.23 |
| 7205 Maintenance | 398.47 | 37.91 | | 141.20 | 920.98 | 1,498.56 |
| 7210 Utilities | 1,605.17 | 1,543.02 | 1,957.97 | 1,801.58 | 2,053.19 | 8,960.93 |
| 7260 Upgrades | 1,615.65 | | | | | 1,615.65 |
| **Total Occupancy Costs** | $ 5,650.12 | $ 8,264.03 | $ 6,546.07 | $ 12,714.62 | $ 23,259.53 | $ 56,434.37 |
| Property Taxes | | | 6,740.31 | | | 6,740.31 |
| **Total Expenses** | $ 461,152.46 | $ 572,217.08 | $ 569,853.86 | $ 660,652.31 | $ 828,886.71 | $ 3,092,762.42 |
| **Net Operating Income** | $ (461,152.46) | $ (572,217.08) | $ (562,353.86) | $ (630,652.31) | $ (816,330.34) | $ (3,042,706.05) |
| **Other Income** | | | | | | |
| 9000 Interest Income | 0.22 | 0.20 | 0.22 | 222.13 | 332.31 | 555.08 |
| 9001 Film Credit Income | | | | | 304,262.00 | 304,262.00 |
| **Total Other Income** | $ 0.22 | $ 0.20 | $ 0.22 | $ 222.13 | $ 304,594.31 | $ 304,817.08 |
| Total Other Income | $ 0.22 | $ 0.20 | $ 0.22 | $ 222.13 | $ 304,594.31 | $ 304,817.08 |
| Other Expenses | | | | | | |
| Other Expense | | | | | | |
| 7600 Miscellaneous Expense | 448.00 | -0.04 | | 1,600.00 | 1,514.88 | 3,562.84 |

# Meow Wolf Inc
## Income Statement
Year to Date through May 31, 2017

| | Jan 2017 | | Feb 2017 | | Mar 2017 | | Apr 2017 | | May 2017 | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 7620 Depreciation | 391.95 | | 391.95 | | 391.95 | | 5,094.49 | | | | 6,270.34 |
| Total Other Expense | $ 839.95 | $ | 391.91 | $ | 391.95 | $ | 6,694.49 | $ | 1,514.88 | $ | 9,833.18 |
| Reconciliation Discrepancies | 185.68 | | | | | | | | | | 185.68 |
| Total Other Expenses | $ 1,025.63 | $ | 391.91 | $ | 391.95 | $ | 6,694.49 | $ | 1,514.88 | $ | 10,018.86 |
| Net Other Income | $ (1,025.41) | $ | (391.71) | $ | (391.73) | $ | (6,472.36) | $ | 303,079.43 | $ | 294,798.22 |
| Net Income | $ (462,177.87) | $ | (572,608.79) | $ | (562,745.59) | $ | (637,124.67) | $ | (513,250.91) | $ | (2,747,907.83) |

# MW Santa Fe, LLC
# Balance Sheet
### As of May 31, 2017

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| 10100 Operating Account | 167,385.35 |
| 10125 CB Money Market | 1,705,390.31 |
| 10130 Petty Cash | 41,659.95 |
| 10140 Cash Register Change | 47,524.00 |
| **Total Bank Accounts** | $ 1,961,959.61 |
| **Accounts Receivable** | |
| 11000 Accounts Receivable | 39,298.15 |
| **Total Accounts Receivable** | $ 39,298.15 |
| **Other Current Assets** | |
| 12000 Escrow - Guarantee Account | 139,792.00 |
| 12002 Employee Advance | |
| 12500 Giftshop Merchandise Inventory | 108,689.53 |
| 13200 Due from Chimera | 9,750.44 |
| 18130 Other Prepaids and advances | 10,866.80 |
| **Total Other Current Assets** | $ 269,098.77 |
| **Total Current Assets** | $ 2,270,356.53 |
| **Fixed Assets** | |
| 14110 Auto | 12,600.45 |
| 14310 Equipment | 131,152.48 |
| 14410 Website Development | 6,070.09 |
| 14510 Building | |
| 14520 Leasehold Improvements | 17,729.63 |
| 14511 Bar and Gift Shop Renovations | 137,202.91 |
| **Total 14520 Leasehold Improvements** | $ 154,932.54 |
| **Total 14510 Building** | $ 154,932.54 |
| 14900 Production & Construction Set | 3,267,915.14 |
| 14950 Exhibition Improvements | 30,134.63 |
| 17000 Accumulated Depreciation | (815,722.91) |
| **Total Fixed Assets** | $ 2,787,082.42 |
| **Other Assets** | |
| 18000 Start-Up Costs | 84,432.56 |
| 18110 Deposits | 19,986.57 |
| 18810 Accumulated Amortization | (8,679.26) |
| **Total Other Assets** | $ 95,739.87 |
| **TOTAL ASSETS** | $ 5,153,178.82 |

# MW Santa Fe, LLC
## Balance Sheet
As of May 31, 2017

|  | Total |
|---|---:|
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| 20000 Accounts Payable And Due to Parent | 868,935.68 |
| **Total Accounts Payable** | $ 868,935.68 |
| **Credit Cards** | |
| 22000 Credit Cards | |
| 22110 SW Chase x6706 | 7,916.83 |
| 22114 INK Chase x6218 | 8,198.09 |
| **Total 22000 Credit Cards** | $ 16,114.92 |
| **Total Credit Cards** | $ 16,114.92 |
| **Other Current Liabilities** | |
| 23000 Payroll Liabilities | 3,046.46 |
| **Total 23000 Payroll Liabilities** | $ 3,046.46 |
| 25500 Sales Tax Payable | 52,365.91 |
| Accrued Expense | 38,515.00 |
| Accrued Interest | 1,380.56 |
| N/P NM Mutual | 10,036.80 |
| **Total Other Current Liabilities** | $ 105,344.73 |
| **Total Current Liabilities** | $ 990,395.33 |
| **Long-Term Liabilities** | |
| 26110 Century Bank Loan | 160,018.12 |
| 26130 Geneva Capital-Laser Loan | 21,588.04 |
| 26140 Omni Leasing-Router Loan | 5,879.86 |
| 26910 Artists Installation Liability | 833,000.00 |
| 28000 Loans Payable | |
| 28900 Loans - Other | 275,000.00 |
| 28970 Creative Start Ups | 15,000.00 |
| **Total 28900 Loans - Other** | $ 290,000.00 |
| **Total 28000 Loans Payable** | $ 290,000.00 |
| **Total Long-Term Liabilities** | $ 1,310,486.02 |
| **Total Liabilities** | $ 2,300,881.35 |
| **Equity** | |
| 19100 Investment from Parent Co. | 1,529,726.57 |
| Net Income | 1,322,570.90 |
| **Total Equity** | $ 2,852,297.47 |
| **TOTAL LIABILITIES AND EQUITY** | $ 5,153,178.82 |

# MW Santa Fe, LLC
## Income Statement
Year to Date through May 31, 2017

| | Jan 2017 | Feb 2017 | Mar 2017 | Apr 2017 | May 2017 | Total |
|---|---:|---:|---:|---:|---:|---:|
| **Income** | | | | | | |
| 41000 Admissions | $ 391,658.84 | $ 381,255.33 | $ 709,003.47 | $ 492,945.56 | $ 506,162.34 | $ 2,481,025.54 |
| 42000 Gift Shop | 46,085.18 | 60,206.39 | 113,047.99 | 82,912.28 | 99,325.61 | 401,577.45 |
| 42810 Food & Beverage | 4,709.85 | 7,053.23 | 10,048.18 | 9,653.48 | 9,411.16 | 40,875.90 |
| **Total Income** | $ 442,453.87 | $ 448,514.95 | $ 832,099.64 | $ 585,511.32 | $ 614,899.11 | $ 2,923,478.89 |
| **Cost of Goods Sold** | | | | | | |
| 50000 Cost of Goods Sold | | | | | | |
| 50110 Gift Shop Merch-COGS | 11,510.23 | 13,618.72 | 27,233.74 | 18,079.76 | 26,965.43 | 97,407.88 |
| 50120 Artists Consignment-COGS | 6,038.09 | 10,881.00 | 16,923.82 | 16,408.90 | 14,439.87 | 64,691.68 |
| 58110 Food & Bev-COGS | 405.35 | 607.04 | 864.80 | 830.83 | 2,453.08 | 5,161.10 |
| **Total 50000 Cost of Goods Sold** | $ 17,953.67 | $ 25,106.76 | $ 45,022.36 | $ 35,319.49 | $ 43,858.38 | $ 167,260.66 |
| **Total Cost of Goods Sold** | $ 17,953.67 | $ 25,106.76 | $ 45,022.36 | $ 35,319.49 | $ 43,858.38 | $ 167,260.66 |
| **Gross Profit** | $ 424,500.20 | $ 423,408.19 | $ 787,077.28 | $ 550,191.83 | $ 571,040.73 | $ 2,756,218.23 |
| **Expenses** | | | | | | |
| **62000 Direct Operating costs** | | | | | | |
| 62210 Events Expense | $ 1,989.40 | $ (1,932.15) | $ 2,886.09 | $ 6,561.34 | $ 2,372.55 | $ 11,877.23 |
| 62220 Exhibition Expenses | 13,129.30 | 2,092.54 | 2,317.51 | 6,398.04 | 17,845.95 | 41,783.34 |
| 62250 Tech, Equip, Fab & Ar Materials | 10,024.20 | 4,161.51 | 15,269.87 | 7,743.13 | 3,942.50 | 41,141.21 |
| 62260 Equipment Lease | 2,647.78 | 3,046.03 | 3,141.89 | 2,641.89 | 3,141.89 | 14,619.48 |
| 62270 Merchant Fees | 8,573.45 | 4,701.77 | 6,962.71 | 11,207.74 | 11,299.18 | 42,744.85 |
| **Total 62000 Direct Operating costs** | $ 36,364.13 | $ 12,069.70 | $ 30,578.07 | $ 34,552.14 | $ 38,602.07 | $ 152,166.11 |
| **63000 Payroll & Related Expenses** | | | | | | |
| **63050 Independent Contractors-DC** | $ 32,620.76 | $ 30,748.60 | $ 37,409.73 | $ 30,900.52 | $ 31,835.30 | $ 163,514.91 |
| **63100 Salaries & Wages** | | | | | | |
| 63122 Admin Team | 30,534.28 | 23,685.26 | 24,501.71 | 20,559.24 | 40,695.53 | 139,976.02 |
| 63130 Front Desk and Front Desk Lead | 6,485.85 | 7,432.06 | 16,219.77 | 8,399.32 | 12,522.28 | 51,059.28 |
| 63134 Docent and Docent Lead | 12,918.40 | 25,842.98 | 29,622.65 | 21,262.76 | 29,779.06 | 119,425.85 |
| 63140 Designer & Tech Team | 5,678.29 | 5,960.38 | 4,526.01 | 2,779.84 | 4,415.35 | 23,359.87 |
| 63156 Managers | 4,562.48 | 6,366.56 | 7,514.19 | 2,293.37 | 8,525.44 | 29,262.04 |
| 63166 Sec, Cleaning & Maint Team | 3,402.20 | 5,208.46 | 5,672.52 | 4,320.27 | 4,970.95 | 23,574.40 |
| 63176 Digital & Fabrication Team | 4,250.00 | 635.50 | (144.87) | (620.62) | | 4,120.01 |
| 63190 Special Project | 21,659.96 | 3,785.74 | | | | 25,445.70 |

# MW Santa Fe, LLC
## Income Statement
Year to Date through May 31, 2017

| | Jan 2017 | Feb 2017 | Mar 2017 | Apr 2017 | May 2017 | Total |
|---|---:|---:|---:|---:|---:|---:|
| 63191 Events | 7,086.03 | 8,231.83 | 7,436.75 | 4,252.60 | 9,425.21 | $ 36,432.42 |
| 63510 Employee Benefits | | | | 3,991.64 | | 3,991.64 |
| **Total 63100 Salaries & Wages** | $ 96,577.49 | $ 87,148.77 | $ 95,348.73 | $ 67,238.42 | $ 110,333.82 | $ 456,647.23 |
| 63300 Bonus and PTOs | 500.00 | 0.00 | 9,969.06 | 0.00 | 0.00 | 10,469.06 |
| 63310 Health Insurance | 3,482.18 | 5,535.82 | (1,498.11) | 2,045.50 | 6,397.87 | 15,963.26 |
| 63410 Payroll Taxes | 10,157.31 | 50,250.55 | 14,771.45 | 9,604.50 | 10,889.03 | 95,672.84 |
| 68700 Professional Development | 2,437.72 | 3,466.39 | 918.72 | 304.00 | 3,849.50 | 10,976.33 |
| **Total 63000 Payroll & Related Expenses** | $ 145,775.46 | $ 177,150.13 | $ 156,919.58 | $ 110,092.94 | $ 163,305.52 | $ 753,243.63 |
| **64000 Marketing & Promotional Expense** | $ 16,393.25 | $ 11,634.85 | $ 7,983.78 | $ 6,319.10 | $ 21,406.86 | $ 63,737.84 |
| **65000 Occupancy Costs** | | | | | | |
| 65110 Rent and Storage | 25,122.00 | 36,126.70 | 22,084.96 | 21,635.00 | 18,622.61 | 123,591.27 |
| 65210 Utilities | 4,815.50 | | | 5,404.74 | 6,235.56 | 16,455.80 |
| 65310 Property Tax | | 4,880.00 | | | | 4,880.00 |
| 65410 Janitorial Expense | 3,079.34 | 2,755.78 | 2,953.13 | 2,108.06 | 1,201.64 | 12,097.95 |
| 65520 Building Repairs & Maint | 2,822.69 | 2,765.45 | 4,228.70 | 2,629.56 | 4,875.87 | 17,322.27 |
| 65530 Security | 6,413.20 | | | 379.09 | 2,340.00 | 9,132.29 |
| 65630 Landscaping | 2,594.63 | | | 303.82 | 710.54 | 3,608.99 |
| **Total 65000 Occupancy Costs** | $ 44,847.36 | $ 46,527.93 | $ 29,266.79 | $ 32,460.27 | $ 33,986.22 | $ 187,088.57 |
| 66000 Business Development | 10,470.20 | 1,335.73 | 3,027.09 | 18,031.92 | 5,260.08 | 38,125.02 |
| 68000 General & Administrative Costs | 16,489.71 | 10,422.62 | 8,987.53 | (27,109.06) | 31,297.96 | 40,088.76 |
| 68210 Bank Charges | 626.00 | 16.10 | 75.75 | 127.35 | | 845.20 |
| 68310 Licenses, Taxes and Fees | 981.83 | 220.73 | 486.85 | (939.00) | 45.50 | 795.91 |
| 69000 Legal, Acctg & Profess'l Costs | 26,008.89 | 10,903.92 | 8,915.97 | 2,418.54 | 13,632.31 | 61,879.63 |
| Misc. Expenses | 4.15 | 6,321.59 | 8.53 | 5.67 | 3,200.82 | 9,540.76 |
| **Total Expenses** | $ 297,960.98 | $ 276,603.30 | $ 246,249.94 | $ 175,959.87 | $ 310,737.34 | $ 1,307,511.43 |
| **Net Operating Income** | $ 126,539.22 | $ 146,804.89 | $ 540,827.34 | $ 374,231.96 | $ 260,303.39 | $ 1,448,706.80 |
| Other Income | 0.19 | 0.20 | 5.73 | 143.84 | 240.35 | 390.31 |
| 68910 Depreciation Exp | 20,756.09 | 20,756.09 | 20,756.09 | 20,756.09 | 41,155.55 | 124,179.91 |
| 68920 Amortization Exp | 469.33 | 469.33 | 469.33 | 468.98 | 469.33 | 2,346.30 |
| **Net Other Income** | $ (21,225.23) | $ (21,225.22) | $ (21,219.69) | $ (21,081.23) | $ (41,384.53) | $ (126,135.90) |
| **Net Income** | $ 105,313.99 | $ 125,579.67 | $ 519,607.65 | $ 353,150.73 | $ 218,918.86 | $ 1,322,570.90 |

**Meow Wolf, Inc.**
**As of May 31, 2017**

The accompanying financial statements include the following departures from accounting principles generally accepted in the United States of America:

- The financial statements omit substantially all of the disclosures required by accounting principals generally accepted in the United States of America.
- The statements omit the statement of cash flows.

The effects of these departures have not been determined.

No assurance is provided on these financial statements. See selected information page.

13 of 13